September 29, 2009
BY EDGAR AND FEDEX
Ms. Melissa N. Rocha
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Coleman Cable, Inc. Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarter ended June 30, 2009 File No. 001-33337
Dear Ms. Rocha:
I want to thank you for your comments concerning the above-referenced Form 10-K and Form 10-Q, as set forth in your letter dated September 17, 2009, and am pleased to submit this response on the behalf of Coleman Cable, Inc. (“Coleman”, the “company”, “we”, “us”, or “our”).
For ease of reference, we have repeated the staff’s numbered comments in bold text, followed by our responses.
Form 10-K for the year ended December 31, 2008
General
1. Based on the significant decrease in your stock price in March 2009 when you filed your Form 8-K announcing your 2008 earnings, there is a concern that readers may have been surprised by the magnitude of the $29.3 million impairment charge. You disclosed in your September 30, 2008 Form 10-Q, your anticipation of “losing some level of OEM sales in 2009” and reduced sales volumes in this OEM segment would require you to “review and adjust your related asset base and capacity accordingly.” However, we did not observe a disclosure about the material uncertainty caused by the above factors regarding your ability to recover the carrying value of the impaired assets. Section 501.02 of the Financial Reporting Codification contains guidance on the requirement for MD&A disclosure of uncertainties that could materially impact future operating results. Section 501.02 specifically requires management to make two assessments where a trend, demand, commitment, event or uncertainty is known and disclosure is required. We note your OEM business had a quarterly decline in sales of 18% and a 93% decline in operating income during the third quarter of 2008 and an overall 45% decline in operating income during the nine months ending September 30, 2008. An uncertainty over the ability to recover a material amount of assets should be disclosed unless management determines that the loss is “not reasonably likely to occur.” Based on the sales trends in your OEM business disclosed in your Form 10-Q for the quarter ended September 30, 2008, it is not clear why the carrying value of assets at risk or the reasonably likely material effect of this known uncertainty was not disclosed in your September 30, 2008 10-Q given the known existence of certain adverse market factors that contributed to the impairment of these assets. Please ensure that your disclosure with regards to known trends, or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way are discussed in future filings in accordance with FRC 501.02.
In response to the staff’s comment, we will include disclosure in our future filings of known material trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, our liquidity increasing or decreasing in any material way, or which could otherwise materially impact our financial condition or operating results in accordance with FRC 501.02.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20
Consolidated Results of Operations, page 22
2. We note your sales disclosure by product group on page F-29 which illustrates that you have had sales decreases in your industrial wire and cable and electronic wire product groupings, but have had increases in assembled wire and cable products and fabricated bare wire. Please revise future filings, to discuss in MD&A the reasons for the specific changes in these product groupings and whether or not these are trends that you anticipate incurring in future results. This information will enhance a readers understanding of your product offerings, their contribution to your operations and the impact these groupings could have on future operations.
In response to the staff’s comment, in future filings, to the extent significant, we will include a discussion of the reasons for changes in sales trends by major product grouping, as well as whether we anticipate these trends to continue in the future.
Liquidity and Capital Resources, page 31
Operating Activities, page 33
3. Your liquidity discussion does not provide detailed explanations of the reasons for changes in operating cash flows. Please revise your discussion, in future filings, to address the reasons for the changes in operating assets and liabilities, specifically addressing the significant decreases in accounts receivable, inventory and accounts payable as these changes have had a material impact on your operating cash flows. Given the significant impact that receivables and inventory have on your liquidity, your MD&A and liquidity section should explain the reasons for these changes and any variances in the corresponding turnover ratios. Note this disclosure would enhance an investors understanding of your cash flows position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.3 and SEC Release 33-8350.
In response to the staff’s comment, we have reviewed the above-referenced guidance, as well as summary information prepared in relation to recent SEC staff speeches, including Michael J. Fay’s, “Ten Considerations for Preparing the Liquidity & Capital Resources Section of MD&A in 2008 Annual Reports.” Based on this guidance, we will address, in future filings, the reasons for changes in operating cash flows, specifically addressing any significant increases or decreases in accounts receivable, inventory and accounts payable, to the extent significant. We will explain the reasons underlying the changes and the impact such changes have on our overall operating cash flows, liquidity and corresponding turnover ratios.
4. Considering the decline in your stock price, your recent impairment charges and the impact of recent economic events, please expand the discussion of your critical accounting policies for plant and equipment, allowance for uncollectible accounts, inventory and goodwill to provide more specific information about management’s insights and assumptions. For example:
•	Expand your discussion of goodwill and plant and equipment to quantify the significant assumptions used, include a sensitivity analysis of significant assumptions, and provide information as to known trends, uncertainties or other factors reasonably likely to result in material impairment charges in future periods. For any reporting units with a carrying value that is not significantly different from the estimated fair value, please disclose the amount of goodwill and/or long lived assets for the reporting unit and the amount of headroom. With regard to the impairment charge recorded, fully discuss how this amount was determined and the events and circumstances surrounding the charge, including any product or industry specific information. We note you have included similar information on page 8 in your Form 10-Q for the quarter ended June 30, 2009.

•	Your inventory policy should discuss the impact copper prices have had on your inventory balance in a time where demand maybe low, specifically addressing the lower of cost or market adjustments that you have had to record in the recent fiscal year. To the extent current market conditions may result in further adjustments to your inventory value, please disclose.

•	Expand your policy on allowances for doubtful accounts to discuss your recent experience of collectability in light of the current economic environment as well as addressing the reasons for the significant write offs during 2008 compared to previous years.
Given the current economic conditions, this detailed information will provide the reader with a greater insight into the quality and variability of your financial position and operating results. Refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
In response to the staff’s comment, in future filings, we will revise our critical accounting policies for plant and equipment, allowance for uncollectible accounts, inventory and goodwill. The revisions will be similar to those shown below which use our 2008 10-K disclosures as a base, with proposed changes underlined for ease of review.
Inventories
Inventories include material, labor and overhead costs and are recorded at the lower of cost or market using the first-in first-out (“FIFO”) method. In applying FIFO, we evaluate the realizability of our inventory on a product-by-product basis. In circumstances where inventory levels are in excess of anticipated market demand, where inventory is deemed technologically obsolete or not saleable due to its condition or where the inventory cost for an item exceeds its net realizable value, we record a charge to cost of goods sold and reduce the inventory to its net realizable value. Copper constitutes our primary inventory component. During the fourth quarter of 2008, copper cathode on the COMEX averaged $1.75 per pound, representing a 49.3% decline compared to an average of $3.45 per pound for the third quarter of 2008. As a result of this sharp decline in copper prices coupled with the impact of significantly lower overall market demand on market pricing, we recognized a charge of $4.8 million in the fourth quarter of 2008 to write our inventories down to their lower of cost or market values. Though copper prices have increased since December 31, 2008, any significant future decline in copper prices at current or lower levels of market demand, would likely necessitate additional lower of cost or market adjustments, the magnitude of which would be a function of the magnitude of such price declines and overall market demand.
Allowance for Uncollectible Accounts
We record an allowance for uncollectible accounts to reflect management’s best estimate of losses inherent in our receivables as of the balance sheet date given the facts available to us at the time the allowance is recorded. As was the case in 2008, which included the full-year impact of significant acquisitions made during the course of 2007, our write-off activity and allowance will generally increase with increases in the overall scale of our business. Establishing this allowance involves considerable judgment. In calculating the necessary allowance for uncollectible accounts, we perform ongoing credit evaluations of our customers. We consider both the current financial condition of individual customers and historical write-off patterns in establishing our allowance. When we become aware that, due to deterioration of their financial condition or for some other reason, a particular customer is unable or unwilling to pay an amount owed to us, we record a specific allowance for receivables related to that customer to reflect our best estimate of the realizability of amounts owed. During the fourth quarter of 2008, in response to a general and significant deterioration in economic conditions and their impact on the financial condition of certain specific customers, including negative trends in the past due accounts of such customers, we determined it necessary to increase our write-offs and allowance for uncollectible accounts well above the company’s historical averages of recent years. Actual collections of receivables could differ significantly from our estimates as a function of future, unforeseen changes in general, industry and specific customers’ financial conditions.
Goodwill
SFAS No. 142, Goodwill and Other Intangible Assets, addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill is not amortized, but instead is subject to an annual impairment test at the reporting unit level, as well as requires interim tests in the event of certain events or circumstances. We perform our annual test for potential goodwill impairment as of December 31st of each year. The test requires that a fair value estimate be made at the reporting unit level as of the test date. Potential impairment exists if the carrying amount of net assets of a particular reporting unit, including goodwill, as of the test date exceeds the then estimated fair value of the reporting unit. We have determined that our operating segments appropriately serve as reporting units as defined by the accounting rules governing, and for purposes of applying, our goodwill impairment tests. Our methods for estimating fair value include the market and income approach. Developing these estimates necessarily involves the use of significant judgments and estimates regarding future performance, including growth assumptions, estimates of profitability and cost trends. In addition, determining the carrying value, or the net assets for an individual operating segment, requires the use of estimation and allocation methodologies given the shared nature of many of our assets and liabilities. To the extent possible, we identify assets, such as trade receivables, and liabilities specific to each specific operating segment, however, given our use of primarily shared production facilities and resources, assets such as inventory, fixed assets and accounts payable have to be allocated on a basis reflective of our best estimate of their relative usage by each operating segment. Then, in performing the above-described test, if it is determined that the carrying value of a particular operating segment exceeds its estimated fair value, the implied fair value of the segment’s goodwill must next be determined. If the carrying amount of the operating segment’s goodwill exceeds its implied fair value, an impairment of goodwill is deemed to have taken place and a loss is recorded equal to the amount of the excess.
We performed our annual goodwill impairment test during the fourth quarter of 2008 and recorded an $11.7 million impairment charge, which related entirely to our OEM segment and represented the write-off of all recorded goodwill in this segment. The impairment reflects the impact of our revised plans and projections for the future performance of the OEM segment in light of our customer rationalization efforts, which were completed during the fourth quarter of 2008. Our failure to secure necessary price increases with such customers for future business, as well as the impact the declining economy appears to have had on these customers, were factors in our decision to significantly downsize our sales projections for, and capacity dedicated to this segment. These were the primary factors that caused the recognition of our 2008 goodwill impairment.

After consideration of the above-noted $11.7 million impairment, we had approximately $98.4 million in goodwill recorded at December 31, 2008, all of which related to our Distribution segment. Further goodwill impairment charges may be recognized in future periods in one or more of the Distribution reporting units to the extent changes in factors or circumstances occur, including further deterioration in the macro-economic environment or in the equity markets, including the market value of our common shares, deterioration in our performance or our future projections, or changes in our plans for one or more reporting units. Of the $98.4 million in total goodwill recorded at December 31, 2008, $77.3 million has been allocated to reporting units where a greater than 10% margin of excess exists between the respective unit’s estimated fair value and its carrying value. The remaining $21.1 million in goodwill as of December 31, 2008 has been allocated to our Electrical distribution reporting unit. During our annual goodwill test performed in the fourth quarter of 2008, we estimated that a 6% margin of excess existed between this unit’s fair value and its respective carrying value.
The goodwill impairment testing process involves the use of significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating a reporting unit’s projected cash flows involves the use of significant assumptions, estimates and judgments with respect to numerous factors, including future sales, gross profit, selling, engineering, general and administrative expense rates, capital expenditures, and cash flows. These estimates are based on our business plans and forecasts. These estimates are then discounted. The allocation of the estimated fair value of our reporting units to the estimated fair value of their net assets required under the second step of the goodwill impairment test also involves the use of significant assumptions, estimates and judgments, which are based on the best information available to management as of the date of the assessment.
The use of different assumptions, estimates or judgments in either step of the goodwill impairment testing process, such as the estimated future cash flows of our reporting units, the discount rate used to discount such cash flows, or the estimated fair value of the reporting units’ tangible and intangible assets and liabilities, could significantly increase or decrease the estimated fair value of a reporting unit or its net assets, and therefore, impact the related impairment charge. For example, as of December 31, 2008, (1) a 5% increase or decrease in the aggregate estimated undiscounted cash flows of our reporting units (without any change in the discount rate used in the first step of its goodwill impairment test as of such date) would have resulted in an increase or decrease of approximately $xx.x million in the aggregate estimated fair value of our reporting units as of such date, (2) a 100 basis point increase or decrease in the discount rate used to discount the aggregate estimated cash flows of our reporting units to their net present value (without any change in the aggregate estimated cash flows of our reporting units used in the first step of its goodwill impairment test as of such date) would have resulted in a decrease or increase of approximately $xx.x million in the aggregate estimated fair value of our reporting units as of such date, and (3) a 1% increase or decrease in the estimated sales growth rate without a change in the discount rate of each reporting unit would have resulted in an increase or decrease of approximately $xx.x million in the aggregate estimated fair value of our reporting units as of such date. The goodwill impairment testing process is complex, and can be affected by the inter-relationship between certain assumptions, estimates and judgments that may apply to both the first and second steps of the process and the fact that the maximum potential impairment of the goodwill of any reporting unit is limited to the carrying value of the goodwill of that reporting unit. Accordingly, the above-described sensitivities around changes in the aggregate estimated fair values of our reporting units would not necessarily have a dollar-for-dollar impact on the amount of goodwill impairment we recognized as a result of our analysis. These sensitivities are presented solely to illustrate the effects that a hypothetical change in one or more key variables affecting reporting unit fair value might have on the outcomes produced by the goodwill impairment testing process.
Plant and Equipment and other Long-Lived Assets
Plant and equipment are carried at cost and are depreciated over their estimated useful lives, ranging from three to twenty years, using the straight-line method for financial reporting purposes and accelerated methods for tax reporting purposes. Our other long-lived assets consist primarily of customer-related intangible assets recorded in connection with our 2007 Acquisitions. These intangible assets are amortized over their estimated useful lives using an accelerated amortization methodology which reflects our estimate of the pattern in which the economic benefit derived from such assets is to be consumed. The carrying value of all long-lived assets is evaluated when a triggering event occurs in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to determine if adjustment to the depreciation period or the carrying value is warranted. When events and circumstances indicate that our long-lived assets should be reviewed for possible impairment, we test for impairment by developing and utilizing projections of future cash flows expected to be generated from the use and eventual disposition of the assets or asset groups in question. Our asset groups reflect the shared nature of our facilities and manufacturing capacity. Expected cash flows are projected on an undiscounted basis over the remaining life of the assets or asset groups in question to determine whether such cash flows are expected to exceed the recorded carrying amount of the assets involved. If we identify the existence of impairment as a result of employing this test, we determine the amount of the impairment loss by the extent to which the carrying value of the impaired assets exceed their fair values as determined by valuation techniques including, as appropriate, the use of discounted cash flows to measure estimated fair value.
During the fourth quarter of 2008, we recorded $17.6 million in long-lived asset impairments related to our plant and equipment and other long-lived assets. Given our revised plans and projections for future performance of the OEM segment in light of our customer rationalization efforts and our failure to secure necessary future price increases with significant OEM customers, as well as the impact the declining economy appears to have had on such customers, we determined it necessary to test our OEM-related long-lived assets for potential impairment during the fourth quarter of 2008, and recorded the above-noted impairment charges as a result of such analysis.

The long-lived asset impairment test uses significant assumptions, estimates and judgments, and is subject to inherent uncertainties and subjectivity. Estimating projected cash flows associated with our asset groups involved the use of significant assumptions, estimates and judgments with respect to numerous factors, including future sales, gross profit, selling, engineering, general and administrative expense rates, discount rates and cash flows. These estimates were based on our revised business plans and forecasts in light of the above-noted facts and circumstances.
The use of different assumptions, estimates or judgments, such as the estimated future undiscounted cash flows or in the discount rate used to discount such cash flows could have significantly increased or decreased the related impairment charge. For example, as of December 31, 2008, (1) a 5% increase or decrease in the aggregate estimated undiscounted cash flows associated with the associated asset groups (without any change in the discount rate) would have resulted in an increase or decrease of approximately $x.x million in the impairment charge recorded as of such date, and (2) a 100 basis point increase or decrease in the discount rate used (without any change in the aggregate estimated undiscounted cash flows) would have resulted in a decrease or increase of approximately $x.x million in the impairment charge recorded as of such date. The above-described sensitivities are presented solely to illustrate the effects that a hypothetical change in one or more key variables might have on the outcomes produced by the impairment testing process. Further impairment charges may be recognized in future periods to the extent changes in a number of factors or circumstances occur, including but not limited to further deterioration in the performance of and future projections relative to, or changes in our plans for one or more of our long-lived asset groups or facilities.
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 38
5. You disclose on page 38 that you enter into copper futures contracts to mitigate the potential impact of fluctuations in the price of copper. We note that you recorded gains of $3.5 million in 2008 and losses of $1.0 million during the first six months of 2009 on some of your contracts. Please explain, in future filings, the nature of these instruments, including what market index they relate to, the specific risks and exposures associated with them that could materially impact earnings and liquidity and the reasons for the significant gains in 2008 and losses in 2009. To the extent you have material exposure in your derivative portfolio, please ensure that you have included disclosure in Item 7A, the material changes in market prices that would reasonably be expected to cause a material loss based on your existing positions.
In response to the staff’s comment, in future filings we will revise our Item 7A disclosure, as well as our footnote disclosures where appropriate, to identify the COMEX copper market index as the specific market index to which all of our copper futures contracts are tied. We will also disclose that the value of such futures contracts varies directly with underlying changes in the related COMEX copper futures prices. In addition, to the extent we record significant gains or losses from our derivative portfolio, we will disclose the specific reasons for such gains or losses in our future filings. For example, the $3.5 million of gains recorded in 2008 were attributable to the positive impact on our portfolio of sell contracts of a significant decline in the price of copper during the fourth quarter of 2008, which increased the fair value of such sell contracts.
We note that our use of copper futures contracts is not currently, and has not historically been, pervasive in the context of our overall business volume. Our aggregate derivative position at June 30, 2009 (in terms of aggregate copper pounds), was less than one percent of our total annual volume of copper pounds shipped for the most-recent 12-month period. Although we do not believe our derivative portfolio at June 30, 2009 constituted a material exposure or a significant potential risk to our overall liquidity or cash flows, we did include disclosure in Item 7A of our Quarterly Report on Form 10-Q, that a 10% adverse move in the price of all these contracts would have reduced the total fair value of our portfolio by $0.3 million. We will continue to provide such disclosure in Item 7A of our future filings.
7. Debt, page F-18
6. We note that all of the capital stock of your domestic subsidiaries and 65% of the stock of your foreign subsidiaries is pledged as collateral on your revolving credit facility. Tell us the nature of this collateral agreement and revise your liquidity discussion as well as your footnote in future filings to address the following:
•	Provide a reasonable description of the collateral clause,

•	List each company that constitutes collateral under the agreement,

•	List each company that does not constitute collateral under the agreement,

•	Disclose how you determined the book value and market value of each company,

•	Disclose the book value and market value of each company,

•	Disclose the amount of changes in the values of each company that could result in that company moving into, or out of the collateral pool and address any known trends in this regard, and

•	How you considered the financial statement requirement of Rule 3-16 of Regulation S-X.
We note the following in response to each of the staff’s bullet points pertaining to the collateral provisions of our revolving credit facility:
•	Provide a reasonable description of the collateral clause,
Please see our response to the last bullet point which indicates that the indebtedness under the Revolving Credit Facility is held by a small number of lenders and has not been the subject of SEC registration. In further response, we note that the Revolving Credit Facility is guaranteed by our domestic subsidiary and is secured by substantially all of our assets and the assets of our domestic subsidiary, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of our domestic subsidiary and 65% of the capital stock of our Canadian foreign subsidiary (but not our Chinese 100% owned entity).
•	List each company that constitutes collateral under the agreement,

Currently, we have pledged to the lenders under the Revolving Credit Facility all of the assets of CCI International, Inc., a Delaware Corporation which is 100% owned by us, and Woods Industries (Canada), Inc., a Canadian corporation which is 100% owned by us.

•	List each company that does not constitute collateral under the agreement

There are no subsidiaries that are excluded from the collateral pool under the revolving credit agreement, except for our Chinese 100% owned entity, which we formed in 2009 and has a capitalization of $100,000.

•	Disclose how you determined the book value and market value of each company,

Please see our response to the last bullet point.

•	Disclose the book value and market value of each company,

Please see our response to the last bullet point.

•	Disclose the amount of changes in the values of each company that could result in that company moving into, or out of the collateral pool and address any known trends in this regard, and

The inclusion of all of our subsidiaries in the collateral pool is constant under the terms of the bank revolving credit agreement. In addition, please see our response to the last bullet point.

•	How you considered the financial statement requirement of Rule 3-16 of Regulation S-X.

We have reviewed the financial statement requirements of Rule 3-16 of Regulation S-X. As we discussed with the staff during our brief phone call on

September 18, 2009, we entered into our bank revolving credit facility with a small group of lenders and the indebtedness represented by the facility has not been the subject of registration under the Securities Act of 1933. Therefore, although the stock of our subsidiaries serves as collateral for the facility, we believe that the fact that we have not filed a registration statement regarding the bank revolving credit facility would allow for exclusion of such facility and Coleman from the requirements set forth under Rule 3-16 of Regulation S-X.
16. Supplemental Guarantor Information, page F-29
7. Your disclosure regarding your guarantor subsidiaries indicates that they are wholly-owned subsidiaries who have on a full, unconditional and joint and several basis guaranteed the outstanding debt. Note that Rule 3-10 of Regulation S-X states that each guarantor subsidiary must be “100% owned” by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. Revise your disclosure, in future filings, to clarify whether or not the guarantor subsidiaries are 100% owned. To the extent they are not 100% owned, tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.
Currently, we have one guarantor subsidiary, CCI International, Inc., which is 100% owned by the parent issuer as defined by Rule 3-10(h) of Regulation S-X. We will clarify this fact in our future filings.
Form 10-Q for the quarter ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22
Liquidity and Capital Resources, page 28
Current and Future Liquidity, page 30
8. You state that you believe your operating cash flows and capacity under the revolving credit facility will be sufficient to fund operations, debt service and capital expenditures. Please disclose in future filings, your material commitments for capital expenditures as of the end of the latest fiscal period. Refer to Item 303(A)(2) of Regulation S-K.
We generally do not enter into purchase commitments related to our ongoing capital projects. We did not have any material commitments as of June 30, 2009, nor do we have any currently. To the extent such commitments exist and are material, we will describe, and disclose the amount of, such commitments in accordance with Item 303(A)(2) of Regulation S-K.
We hereby represent that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions regarding our responses, please contact me at 847-672-2300.
Sincerely,
/s/ Richard N. Burger
Richard N. Burger
Executive Vice President, Chief Financial Officer